July 7, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exceed World, Inc.

Form S-1/A

Filed May 25, 2016

File No. 333-210848

To the men and women of the SEC:

On behalf of Exceed World, Inc., (“we”, “us”, or the “Company”), are responding to comments provided verbally to the Company on June 27, 2016 by Ms. Erin Jaskot with respect to the Company’s filing of its S-1/A on May 25, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Company has decided to, in addition to drop shipping, directly sell goods to consumers from its own supply of inventory. As a result the Company intends to resell future inventory from time to time. This slight change has been disclosed throughout the Registration Statement.

 The Company has also updated its financial statements so that they are current and up to date. All affected disclosures have been amended accordingly such as “Summary of Financial Information,” “Management’s Discussion and Analysis,” and “Dilution.” It should be noted the Company has also generated revenue, although in a small quantity, so this too has been disclosed throughout. All changes made to the Registration Statement have been marked as revised.

SEC Comment(s) /Analysis

General

1. Please include a currently dated consent provided by the PCAOB.

Company Response:

The Company has included in this amendment a currently dated consent provided by the PCAOB.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 7, 2016

/s/ Tomoo Yoshida

Tomoo Yoshida

Chief Executive Officer